UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): December 1, 2014

VENTAS, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	1-10989	61-1055020
(State or Other Jurisdiction	(Commission	(IRS Employer
of Incorporation)	File Number)	Identification No.)

353 N. Clark Street, Suite 3300, Chicago, Illinois	60654
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s Telephone Number, Including Area Code: (877) 483-6827

Not Applicable
Former Name or Former Address, if Changed Since Last Report

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒         Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐           Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐           Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐           Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01.                                         Other Events.

As previously announced, in June 2014, Ventas, Inc. (“Ventas” or the “Company”) entered into a definitive agreement to acquire all of the outstanding shares of American Realty Capital Healthcare Trust, Inc. (“HCT”) in a stock and cash transaction valued at approximately $2.9 billion, or $11.33 per HCT share, including investments expected to be made by HCT prior to completion of the acquisition, substantially all of which have now been completed. The Company expects to fund the transaction through the issuance of its common stock, valued at $67.13 per share (for aggregate consideration of between $1.8 billion and $2.0 billion), the assumption of debt and cash. Completion of the transaction is subject to the approval of HCT stockholders and customary closing conditions. Ventas expects to complete the HCT transaction in January 2015, although there can be no assurance as to whether or when the transaction will be completed.

There can be no assurance that future events, none of which are currently known, will not occur with respect to American Realty Capital Properties, Inc. (“ARCP”), an entity previously sponsored by the parent of American Realty Capital V, LLC (the “Sponsor”), regarding certain accounting errors previously disclosed by ARCP which may have an impact on HCT.

ARCP, which is a separate public, listed company,  recently filed a Current Report on Form 8-K announcing that its audit committee had concluded that the previously issued financial statements and other financial information contained in certain public filings of ARCP should no longer be relied upon as a result of certain accounting errors.  ARCP’s former chief financial officer and its former chief accounting officer have resigned. ARCP has initiated an investigation into these matters that is ongoing. ARCP’s former chief financial officer does not have a current role in the management of the Sponsor’s or HCT’s business, but served as HCT’s chief financial officer from August 2010 to December 2013.  This person, along with one of HCT’s existing executive officers/director (who currently serves as a director of ARCP), was involved in the oversight of HCT’s financial reporting in prior periods in 2013 and 2012.

HCT’s historical financial statements have been timely filed and incorporated by reference in this document.   Although there has been no suggestion that the events at ARCP are related to HCT’s financial statements, the audit committee of HCT recently engaged a separate audit firm to perform certain forensic procedures related to HCT’s historical financial statements.  HCT and its audit committee believe that  HCT’s historical financial statements fairly present in all material respects the financial condition of HCT and its consolidated subsidiaries.  However, there can be no assurance that future events, none of which are currently known, will not occur with respect to ARCP that could have an impact on HCT.

Additional Information about the Proposed Transaction and Where to Find It

In connection with the proposed transaction, the Company has filed with the Securities and Exchange Commission a registration statement on Form S-4, which contains a proxy statement of HCT and a prospectus of the Company, and each party will file other documents with respect to the Company’s proposed acquisition of HCT. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED TRANSACTION, INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors may obtain free copies of the registration statement, the proxy statement/prospectus and other relevant documents filed by the Company and HCT with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by the Company with the SEC are also available free of charge on the Company’s website at www.ventasreit.com, and copies of the documents filed by HCT with the SEC are available free of charge on HCT’s website at www.archealthcaretrust.com.

Participants in Solicitation Relating to the Merger

The Company and HCT and their respective directors and executive officers may be deemed participants in the solicitation of proxies from HCT’s stockholders in respect of the proposed transaction. Information regarding the Company’s directors and executive officers can be found in the Company’s definitive proxy statement for the Company’s 2014 annual meeting of stockholders, filed with the SEC on April 4, 2014. Information regarding HCT’s directors and executive officers can be found in HCT’s definitive proxy statement for HCT’s 2014 annual meeting of stockholders, filed with the SEC on April 28, 2014. Additional information regarding the interests of such potential participants has been or will be included in the registration statement and the proxy statement/prospectus and other relevant documents filed with the SEC in connection with the proposed transaction when they become available. These documents are available free of charge on the SEC’s website and from the Company or HCT, as applicable, using the sources indicated above.

Item 9.01.                                         Financial Statements and Exhibits.

(a)  Financial Statements of Businesses Acquired.

The unaudited consolidated financial statements of HCT as of September 30, 2014 and for the three and nine months ended September 30, 2014 and 2013 are filed herewith as Exhibit 99.1 and incorporated in this Item 9.01(a) by reference.

The audited consolidated financial statements of HCT as of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013 were filed as Exhibit 99.2 to Ventas's Current Report on Form 8-K, filed on September 16, 2014.

(b)  Pro Forma Financial Information.

The unaudited pro forma condensed consolidated financial statements of Ventas as of and for the nine months ended September 30, 2014 and for the year ended December 31, 2013, giving effect to the HCT transaction, are filed herewith as Exhibit 99.2 and incorporated in this Item 9.01(b) by reference.

(c)  Shell Company Transactions.

Not applicable.

(d)        Exhibits:

Exhibit Number	Description

99.1	Unaudited consolidated financial statements of HCT as of September 30, 2014 and for the three and nine months ended September 30, 2014 and 2013.

99.2	Unaudited pro forma condensed consolidated financial statements of Ventas as of and for the nine months ended September 30, 2014 and for the year ended December 31, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

VENTAS, INC.

Date: December 1, 2014	By:	/s/ Kristen M. Benson
Kristen M. Benson
Senior Vice President, Associate General Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Description

99.1	Unaudited consolidated financial statements of HCT as of September 30, 2014 and for the three and nine months ended September 30, 2014 and 2013.

99.2	Unaudited pro forma condensed consolidated financial statements of Ventas as of and for the nine months ended September 30, 2014 and for the year ended December 31, 2013.